UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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1(a) NAME OF ISSUER (Please type or print)
Essex Corporation

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1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
54-0846569                             |000-10722
                                       |
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1(d) ADDRESS OF ISSUER              STREET
9150 Guilford Road

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1(d)      CITY                       STATE                  ZIP CODE
       Columbia                       MD                     21046

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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
       301               |939-7000
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
Joseph R. Kurry, Jr.

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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

                                             Officer
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2(d) ADDRESS                        STREET
9150 Guilford Road

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2(d)      CITY                       STATE                  ZIP CODE
        Columbia                      MD                     21046
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common Stock   Charles Schwab                      2,800        $49,196     15,249,256         3/17/05              NASDAQ
               101 Montgomery Street                                                                                National Market
               San Francisco, CA  94104                                                                             System

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Common Stock    ETrade                             59,000       $1,036,630  15,249,256         3/17/05              NASDAQ
                445 Park Avenue                                                                                     National Market
                NY, NY  10022                                                                                       System

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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common     1/6/05    Stock Option Exercise     Essex Corporation           7,000                1/3/05      Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     1/6/05   Stock Option Exercise      Essex Corporation          22,000               1/3/05       Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     1/6/05   Stock Option Exercise      Essex Corporation          15,000               1/3/05       Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     1/6/05   Stock Option Exercise      Essex Corporation          10,000                1/3/05      Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     1/6/05   Stock Option Exercise      Essex Corporation           5,000                1/3/05      Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     10/3/03  Stock Option Exercise      Essex Corporation           1,800               10/3/03      Stock Tender-Exchanged
Stock                                                                                                       shares owned over 1 year
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Common     7/17/02  Open Market Purchase       Open Market Purchase        1,000               7/17/02      Cash
Stock

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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None

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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

        March 17, 2005                              /s/ Joseph R. Kurry, Jr.
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).